UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER: 001-12421 CUSIP NUMBER: 67018T-10-5

 (Check one):
☒ Form 10-K    ☐Form 20-F    ☐Form 11-K    ☐Form 10-Q    ☐Form 10-D    ☐Form N-SAR    ☐Form N-CSR

For Period Ended:  December 31, 2013
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NU SKIN ENTERPRISES, INC.

Full Name of Registrant

Former Name if Applicable
75 WEST CENTER STREET

Address of Principal Executive Office (Street and Number)

PROVO, UT 84601

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In response to recent media reports and the ensuing investigation by Chinese regulators, the audit committee of the Company's board of directors, with the assistance of outside counsel, recently began an internal review of the Company's China operations.  Given its very early stage, the Company is unable at this time to predict how long it will take for its internal review to be fully completed or whether the findings of the review will have any impact on the Company's results of operations, financial condition, internal control evaluation or other matters relating to its business.   Given the ongoing review, the Company's Board of Directors determined that it could not file its Form 10-K for the period ended December 31, 2013 by the March 3rd deadline without unreasonable effort or expense because of the need to consider the impact of the results of the review on a number of Form 10-K items.  The Company currently expects that while its internal review will not be fully completed, the audit committee will have made sufficient progress in its review to enable the Company to file its annual report on Form 10-K with the U.S. Securities and Exchange Commission by March 18, 2014.  Given the uncertainties surrounding the process and ultimate outcome of this review, however, no assurances can be given that this will in fact occur.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Kevin P. Kennedy	(650)	251-5000
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).        Yes ☒         No ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            Yes   ☒         No   ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of this filing, the Company has not yet finalized its consolidated financial statements and required disclosures for inclusion in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and its independent registered public accounting firm has not completed its audit of these statements. As a result, the Company's final, audited results of operations, which we anticipate we will file on Form 10-K with the Securities and Exchange Commission on or before the fifteenth calendar day following the prescribed due date for the Form 10-K, could differ materially from the unaudited, preliminary results of operations set forth below.

The Company anticipates reporting revenue for the quarter ended December 31, 2013 of $1.056 billion, an 82 percent improvement over the prior-year period. This revenue was negatively impacted 4 percent by foreign currency fluctuations. The Company anticipates reporting that earnings per share for the quarter were $2.02, a 108 percent year-over-year improvement.

The Company also anticipates reporting full-year 2013 revenue of $3.177 billion, a 49 percent year-over-year improvement. This annual revenue was negatively impacted 3 percent by foreign currency fluctuations. The Company anticipates reporting that earnings per share for the year were $5.94, a 69 percent increase over 2012.

The Company also anticipates reporting an operating margin of 17.9 percent for the quarter ended December 31, 2013, compared to 15.4 percent in the prior year. Operating margin for the year was 17.4 percent, up 140 basis points compared to 2012. The Company anticipates reporting that gross margin during the quarter was 84.4 percent, up 80 basis points over the prior-year period. The Company anticipates reporting that selling expenses, as a percent of revenue, were 48.2 percent in the fourth quarter, representing a 410 basis-point increase. The increase was driven by successful product launches and a higher number of its sales leaders qualifying for promotional incentives. The Company anticipates reporting that general and administrative expenses, as a percent of revenue, were 18.3 percent for the fourth quarter, improving 580 basis points over the prior year. Other income and expenses are expected to reflect a gain of $3.4 million in the fourth quarter.

A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the above-referenced Form 10-K.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "expects", "intends", "anticipates" and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company's forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the Company's financial statements, whether the internal review of the Company's China operations will be sufficiently complete by March 18, 2014, the results of such review, any accounting issues or audit issues arising from the internal review, the ability of us and our auditors to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and to maintain our listing on the New York Stock Exchange, the impact on covenants and cross-default provisions in our debt facilities and other risks and uncertainties discussed more fully in the Company's filings with the SEC, including those discussed under "Risk Factors" in our 1934 Act Reports.  Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

NU SKIN ENTERPRISES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 4, 2014	By:	/s/Ritch N. Wood
	Name:	Ritch N. Wood
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).